EXHIBIT 99.1

DeFi Technologies Provides Monthly Corporate Update: Valour Reports US$947 Million (C$1.3 Billion) in AUM, and Monthly Net Inflows of US$14.4 Million (C$19.8 Million) in July 2025, Among Other Key Developments

  AUM & Continued Monthly Net Inflows: As of July 31, 2025, Valour reported assets under management (AUM) of US$947 million (C$1.3 billion), marking a 23% increase month-over-month. July net inflows totaled US$14.5 million (C$19.9 million)—the second highest month of the year—bringing year-to-date inflows to US$90.4 million (C$125.4 million). These figures highlight growing investor demand for Valour's ETP offerings.
  Strong Financial Position & Treasury Strategy: As of July 31, 2025, the Company maintains a total cash, USDT, and treasury balance of US$90.5 million (C$124.6 million). This includes US$17 million (C$23.4 million) in cash and USDT—a 21.4% increase month-over-month—and US$73.5 million (C$101.2 million) in its digital asset treasury, representing a 52% increase from the prior month. The Company rebalanced its treasury to increase allocations to BTC, SOL, and CORE.
  Stillman Digital Strategic Growth & RWA Partnership: Stillman Digital processed US$1.95 billion in trading volume and announced a strategic partnership with Ozean to drive institutional adoption of Real-World Assets (RWAs), while continuing to enhance trading infrastructure, onboard institutional clients, and expand cross-border operations.
  Q2 2025 Financials: The Company will report its Q2 2025 financial results after market close on Thursday, August 14, 2025. Details regarding the accompanying shareholder call will be announced in the coming days.

TORONTO, Aug. 6, 2025 /PRNewswire/ -- DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reported assets under management ("AUM") of US$947 million (C$1.3 billion) as of July 31, 2025. This reflects a 23% increase month-over-month, driven by rising digital asset prices and continued net inflows into Valour's ETPs.

Valour recorded US$14.4 million (C$19.9 million) in net inflows for July, marking its second strongest month year-to-date.

Net Inflows and Investor Confidence

In July, Valour recorded its second strongest month of the year in net inflows of US$14.4 million (C$19.9 million), continuing its trend of consistent monthly inflows regardless of market conditions. Year-to-date, total net inflows have reached US$90.4 million (C$125.4 million), highlighting accelerating investor demand for Valour's ETPs. This sustained momentum reflects growing investor confidence and reinforces the appeal of Valour's diverse product lineup.

Key Products Driving Inflows

A combination of established and newer ETP listings, including SOL, DOGE and SUI, drove the exceptional performance. Key contributors include:

  VALOUR SOL SEK: US$5,556,128 (C$7,700,293)
  VALOUR DOGE SEK: US$2,664,010 (C$3,692,078)
  VALOUR SUI SEK: US$2,386,063 (C$3,306,869)
  VALOUR SEI SEK: US$1,090,906 (C$1,511,898)
  VALOUR CRV SEK: US$926,198 (C$1,283,627)

These inflows highlight Valour's leadership in providing access to diverse digital assets.

Valour's Top ETPs by AUM

Valour monetizes its AUM primarily through staking and management fees. Valour retains staking yields as revenue, capturing value directly from the underlying digital assets held in its ETPs, in addition to management fees.

In Q1 2025, Valour generated staking and lending income of US$10.0 million (C$14.0 million) and management fees of US$2.6 million (C$3.6 million), demonstrating the strength of its vertically integrated model and its ability to generate recurring, protocol-driven revenue from its growing AUM base. As of July 31, 2025, Valour's ETPs with the highest levels of AUM were as follows:

  VALOUR BTC: US$291,968,738 (CA$404,642,393.68)
  VALOUR SOL: US$269,493,910 (CA$373,494,304.81)
  VALOUR ETH: US$86,619,391 (CA$120,046,680.18)
  VALOUR XRP: US$65,109,220 (CA$90,235,519.09)
  VALOUR SUI: US$58,440,840 (CA$80,993,744.56)
  VALOUR ADA: US$51,873,507 (CA$71,892,012.09)
  Valour HBAR: US$19,345,500 (CA$26,811,121.91)
  VALOUR AVAX: US$15,355,768 (C$21,281,712.43)
  VALOUR DOT: US$11,837,389 (C$16,405,555.79)

Valour's Global Expansion and Strategic Market Development

Valour continues to expand its global footprint as a leader in regulated digital asset products. With over 75 ETPs currently listed across European and UK exchanges, the Company remains on track to reach 100 listed products by the end of 2025. Upcoming launches include leveraged and warrant-based structures, further broadening investor access.

In parallel, Valour continues to advance its strategy of entering high-growth emerging markets across Africa, Asia, the Middle East, and beyond—securing a first-mover advantage in key jurisdictions. This proactive expansion reinforces Valour's long-term commitment to accelerating global adoption of regulated digital asset investment products.

Strong Financial Position

As of July 31, 2025, the Company maintained a strong financial position:

Cash and USDT Balance: Approximately US$17 million (C$23.4 million).

Loans Payable: Approximately C$8.6 million (US$6 million), unchanged from the previous month, primarily attributed to the ongoing Genesis restructuring

Digital Asset Treasury

In July, the Company rebalanced its treasury to increase allocations to BTC, SOL, and CORE. As of month-end, the portfolio was valued at approximately US$73.5 million (C$101.2 million). The Company may rebalance or expand its treasury at any time, leveraging its available US$90.5 million (C$124.6 million) in cash, USDT, and other treasury assets.

  251.6 BTC: US$29,725,163.20 (C$41,196,400.93)
  61,000 SOL: US$11,641,697 (C$16,134,344.29)
  398,321.6 AVAX: US$9,581,586 (C$13,279,215.85)
  7,100,000 CORE: US$4,035,640.00 (C$5,593,033.83)
  4,913,918 SUI: US$18,507,289.40 (C$25,649,437.45)

Stillman Digital Update

Trading Volume: Approximately US$1.95 billion in trades processed.

The company announced a strategic partnership with Ozean, a blockchain protocol for Real-World Assets (RWAs) launched by Clearpool. The collaboration is focused on onboarding institutional capital into the RWA space, further solidifying Stillman's position as a key infrastructure partner in the evolving digital asset landscape.

Operationally, Stillman Digital continues to:

   Improve internal trading systems with a focus on latency reduction, order execution optimization, and risk controls;
   Onboard new institutional client accounts, expanding its counterparty network across hedge funds, family offices, exchanges, and crypto-native companies;
   Diversify liquidity strategies across trading venues;
   Expand cross-border operations as regulatory clarity around digital assets evolves in key jurisdictions.

DeFi Alpha Strategy

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. Since its launch in Q2 2024, DeFi Alpha has generated a total of C$155.9 million (US$114.1 million) in revenue, including a one-time arbitrage trade announced on May 5, 2025, that delivered a return of C$23.8 million (US$17.3 million), incorporating a non-cash DLOM valuation adjustment. This strategy has significantly strengthened the Company's financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury.

2025 Financial Outlook:

DeFi Technologies' fiscal 2025 revenue forecast of approximately C$285.6 million (US$201.07 million) excludes any decrease or recovery of discount for lack of marketability ("DLOM") applied to two private investment funds through which the Company gained exposure to locked Solana and Avalanche tokens ("Locked Tokens"). In fiscal 2024, the Locked Tokens were acquired with a DLOM applied to their fair market value, reflecting their restricted status until 2028. As these tokens unlock, reductions in the DLOM are recognized as revenue; however, given that these adjustments are non-operational in nature, they are excluded from the Company's fiscal 2025 revenue guidance.

Q2 2025 Financials

The Company will release its Q2 2025 financial results after market close on Thursday, August 14, 2025. Additional details regarding a shareholder call will be announced in the coming days.

Recent Strategic Developments from July include:

Valour Launches Eight New Digital Asset ETPs on Spotlight Stock Market, Expanding Nordic Footprint

Valour launched eight new SEK-denominated exchange traded products (ETPs) on Sweden's Spotlight Stock Market, including products for Bitcoin Cash (BCH), Unus Sed Leo (LEO), OKB, Polygon (POL), Algorand (ALGO), Filecoin (FIL), Arbitrum (ARB), and Stacks (STX). With these additions, Valour surpassed 75 listed ETPs, further expanding its Nordic footprint and strengthening its position as one of the most comprehensive digital asset ETP issuers in the world.

Valour Enters Swiss Market with HBAR and ICP Staking ETP Listings on SIX Swiss Exchange

Valour entered the Swiss market with the launch of two new staking ETPs—1Valour Hedera (HBAR) and 1Valour Internet Computer (ICP)—on the SIX Swiss Exchange. The listings marked Valour's first products on Switzerland's primary stock exchange and expanded its regulated product suite to over 75 ETPs across Europe. Both products offered investors secure, transparent access to native staking yields through traditional brokerage accounts. The company remained on track to reach 100 listed ETPs by the end of 2025.

DeFi Technologies to Manage Nuvve's HYPE Treasury Strategy Through Newly Launched DeFi Advisory Business Line

DeFi Technologies launched its DeFi Advisory business line to provide institutional-grade digital asset treasury solutions for public companies. Its first mandate was with Nuvve Holding Corp. (Nasdaq: NVVE), which appointed DeFi Technologies to manage its HYPE token treasury strategy. The scope includes custody, OTC execution via Stillman Digital, and performance optimization. Compensation is structured as recurring management fees based on AUM, paid quarterly in equity or cash, reinforcing DeFi Technologies' scalable, fee-based model.

DeFi Technologies Announces Commencement of Options Trading on Nasdaq

DeFi Technologies announced that options trading for its common stock commenced on the Nasdaq Options Market under the ticker "DEFT." The listing includes a range of expiration dates and strike prices, providing investors with additional tools to manage risk and express views on the Company's performance.

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Upcoming Conferences	Dates	City
Canaccord Genuity's 45th Annual Growth Conference	August 12-13	Boston
SALT, Wyoming Blockchain Symposium 2025	August 18-21	Jackson Hole
Needham Virtual Crypto Conference	September 4	Virtual
Gateway Conference	September 3-4	San Francisco
H.C. Wainwright 27th Annual Global Investment Conference	Sept 8-10	NYC
Cantor Crypto, AI/Energy Infrastructure Conference	Nov 10-12	Miami
Benchmark 14th Annual Discovery One-on-One Investor Conference	December 4	NYC
Northland Virtual Growth Conference	December 16	Virtual

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; staking and lending income generated on Valour's AUM;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunities by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 06-AUG-25